Northern Trust Corporation

50 South La Salle Street

Chicago, Illinois 60603

(312) 630-6000

December 31, 2014

VIA EDGAR TRANSMISSION

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-05965

Dear Ms. Ciboroski:

We have reviewed your letter of November 28, 2014, commenting on certain disclosures made by Northern Trust Corporation (the “Corporation” or “Northern Trust”) in its Form 10-K for the fiscal year ended December 31, 2013. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 13

Consolidated Results of Operations, page 12

Assets Under Management, page 14

1. We note that assets under management (and assets under custody) are the primary basis of your trust, investment and other servicing fees. We also note that your assets under management (AUM) have significantly increased from the prior year. Please address the following:

•	Clarify in your disclosure, if true, that your custody and fund administration fees are based on your assets under custody and your investment management fees are based on your AUM.

Response: Our custody and fund administration fees are based primarily on assets under custody (AUC) and our investment management fees are based primarily on assets under management (AUM). Our custody and fund administration fees also reflect transaction volumes and number of accounts. We understand the Commission staff’s comment and will clarify the basis of our custody and fund administration and investment management fees.

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•	Tell us if you have the right under any of your contracts to earn performance fees on your AUM. If so, revise future filings to disaggregate these fees from your investment management fees and disclose your policy for recognizing revenue from performance fees.

Response: Performance fees on AUM approximated 0.01% of trust, investment and other servicing fees in fiscal years 2013 and 2012. We have determined that these fees are immaterial and as such do not believe that disaggregating these fees from our investment management fees would be a meaningful disclosure to our shareholders or to other users of our financial statements.

•	Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash and other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

Response: Unlike other asset management firms, at Northern Trust, asset management and related services are provided primarily to clients of Northern Trust’s two reporting segments, Wealth Management and Corporate & Institutional Services. Asset Management offers both active and passive equity and fixed income portfolio management, as well as alternative asset classes (such as private equity and hedge funds of funds), and multi-manager advisory services and products. Asset Management’s activities also include overlay services and other risk management services. Although asset management services are an important capability that Northern Trust offers to clients, Asset Management is not a reporting segment at Northern Trust. Accordingly, we do not believe that a roll-forward of AUM by investment strategy would be a meaningful disclosure to our shareholders or to other users of our financial statements at this time.

•	You disclose on page 21 that custody and fund administration fees could be based on average balances, and that investment management fees are based primarily on market values throughout the period. As a result, please present your average assets under custody and average AUM.

Response: Custody and fund administration fees are driven primarily by asset values, transaction volumes and number of accounts. Investment management fees are based primarily on asset values. The asset values used to calculate these fees vary depending on the individual fee agreements negotiated with each client and are based on quarter-end or month-end values; values at the beginning of each quarter; average values for a month or quarter; or some combination thereof. As such, consolidated average AUC and consolidated average AUM are not internally collected nor reported for use by management. Accordingly, we do not believe that disclosure of our average AUC or average AUM would be useful to shareholders. In future filings, however, we will clarify the referenced disclosures.

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•	Revise future filings to disclose the typical fee rates earned for each product type, or weighted average fee rate by investment strategy.

Response: As described in our response above, we negotiate individual fee agreements with each client depending on their specific objectives and requirements. This practice results in a customized fee structure which varies by a number of factors including but not limited to client size, global market, and the basket of products utilized. This excludes mutual funds where the fees are charged per the relevant prospectus. As such, we do not believe that disclosure of a typical fee rate by product type or weighted average fee rate by investment strategy would be useful to a shareholder or to other users of our financial statements due to the customized nature of the fee agreements.

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 444-5421 or Jane Karpinski, Senior Vice President and Controller at (312) 630-0693.

Very truly yours,

By:	/s/ S. Biff Bowman
S. Biff Bowman
Executive Vice President and Chief Financial Officer

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